SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. __ )*




                              BIONX IMPLANTS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    09064Q106
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                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 09064Q106
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(1)    Names of Reporting Persons.  I.R.S.  Identification Nos. of Above Persons
       (entities only):  Bionix, B.V.
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)                             (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  The Netherlands
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Number of Shares Beneficially Owned by Each   (5) Sole Voting
      Reporting Person With                         Power:           2,684,211*
                                              (6) Shared Voting
                                                    Power:              --
                                              (7) Sole Dispositive
                                                    Power:           2,684,211*
                                              (8) Shared Dispositive
                                                    Power:              --
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(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:  2,684,211
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
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(11)    Percent of Class Represented by Amount in Row (9): 30.1%
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(12)     Type of Reporting Person (See Instructions):  CO
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* Pursuant to an agreement among the  shareholders  of Bionix,  B.V. and Bionix,
B.V., such shareholders have the right to cause Bionix, B.V. to vote and/or dispose of such 2,684,211 shares in a manner determined by such shareholders.



Item 1(a).  Name Of Issuer:  Bionx Implants, Inc.

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Item 1(b).  Address of Issuer's Principal Executive Offices: 1777 Sentry Parkway
            West, Gwynedd Hall, Suite 400, Blue Bell, Pennsylvania 19422
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   Item 2(a).  Name of Person Filing:  Bionix, B.V.
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Item 2(b).  Address of Principal Business Office or, if none, Residence:  c/o
            Bionx Implants, Inc. 1777 Sentry Parkway West, Gwynedd Hall, Suite 400, Blue Bell, Pennsylvania 19422
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Item 2(c).  Citizenship:  The Netherlands
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Item 2(d).  Title of Class of Securities: Common Stock
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Item 2(e).  CUSIP No.:  09064Q106
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Item 3.  If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b),
check whether the Person Filing is a

         (a) [ ] Broker or Dealer registered under Section 15 of the Act.

         (b) [ ] Bank as defined in section 3(a)(6) of the Act.

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act.

         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund; see Rule 13d-1(b)(1)(ii)(H).

         (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7).

         (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership

         (a) Amount Beneficially Owned (as of December 31, 1997):

             2,684,211

         (b) Percent of Class (as of December 31, 1997):

             30.1%

         (c) Number of Shares as to which such person has:

             (i) sole power to vote or to direct the vote 2,684,211*

            (ii) shared power to vote or to direct the vote    --
                                                            ----------

           (iii) sole power to dispose or to direct the disposition of 2,684,211*

            (iv) shared  power to dispose or to direct the  disposition  of --
                                                                        --------

* Pursuant to an agreement among the shareholders of Bionix, B.V. and Bionix, B.V., such shareholders have the right to cause Bionix, B.V. to vote and/or dispose of such 2,684,211 shares in a manner determined by such shareholders.



Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Mr. Pertti Tormala, pursuant to an agreement with the reporting person, has the right to cause the reporting person to transfer to him 1,124,816 shares (12.6%) of common stock of the Issuer beneficially owned by the reporting person. That agreement also enables Mr. Tormala to direct the voting by the reporting person of an aggregate of 2,052,633 shares of common stock beneficially owned by the reporting person, which represents Mr. Tormala's 1,124,816 shares and an additional 927,817 shares of common stock owned by other shareholders of the reporting person.

         Mr. Terence D. Wall, pursuant to an agreement with the reporting person, has the right to cause the reporting person to transfer to him 484,421 shares (5.4%) of common stock of the Issuer beneficially owned by the reporting person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10.  Certification.  N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   February 11, 1998
                                        (Date)



                                   /s/ David W. Anderson
                                      (Signature)



                                   David W. Anderson/President
                                       (Name/Title)



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).